UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
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FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
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Dated Febrary 23, 2012

Commission File Number: 333-146371

ARCELORMITTAL
(Translation of registrant’s name into English)

19 Avenue de la Liberté
L-2930 Luxembourg
Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒                               Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                                                    No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-________

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENT ON FORM F-3 (NO. 333-157658) OF ARCELORMITTAL AND THE PROSPECTUS INCORPORATED THEREIN.

ArcelorMittal is providing on this Form 6-K its computation of the ratio of earnings to fixed charges for each of the five years ended December 31, 2011, 2010, 2009, 2008 and 2007, the Consent of Elvinger, Hoss & Prussen and the
ArcelorMittal Debt Securities Underwriting Agreement Standard Provisions.

Exhibit List

Exhibit No.	Description

Exhibit 12.1	Computation of the Ratio of Earnings to Fixed Charges
Exhibit 23.1	Consent of Elvinger, Hoss & Prussen
Exhibit 99.1	ArcelorMittal Debt Securities Underwriting Agreement Standard Provisions

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: Febrary 23, 2012

By:	/s/ Henk Scheffer
	Name:	Henk Scheffer
	Title:	Company Secretary

Exhibit Index

Exhibit No.	Description

Exhibit 12.1	Computation of the Ratio of Earnings to Fixed Charges
Exhibit 23.1	Consent of Elvinger, Hoss & Prussen
Exhibit 99.1	ArcelorMittal Debt Securities Underwriting Agreement Standard Provisions